

June 7, 2012

<u>Via E-mail</u>
Mr. Thomas S. Olinger
Chief Financial Officer
Prologis, Inc.
Pier 1, Bay 1
San Francisco, CA 94111

> **Re: Prologis, Inc. and Prologis, L.P.**
> **Form 10-K**
> **Filed February 29, 2012**
> **Form 8-K**
> **Filed February 8, 2012**
> **File Nos. 001-14245 and 001-14245**

Dear Mr. Olinger:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing] include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief